Filed by OMI Corporation
                                            Pursuant to Rule 425 under the
                                                    Securities Act of 1933

                                     Subject Company: Stelmar Shipping Ltd
                                             Commission File No. 001-15176

OMI Corporation announced today that its Chairman and CEO sent a letter to the Chairman of Stelmar Shipping Ltd. urging Stelmar's board of directors to act quickly in considering OMI's merger proposal.

This release is not intended to constitute an offer to sell any OMI securities that might be issued in a potential transaction involving OMI and Stelmar nor an offer to purchase any Stelmar securities. Depending on future developments, OMI may file with the Securities and Exchange Commission a prospectus/proxy statement or other documents concerning a transaction which investors and securities holders should read if and when they become available. Such documents would contain important information about any transaction. Any such documents, when and if they become available, could be obtained free-of-charge from the SEC's web site at www.sec.gov. or from OMI, One Station Place, Stamford CT 06902, Attention: Corporate Secretary.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY OMI CORPORATION ON JUNE 2, 2004:

OMI Chairman And CEO Sends Letter To Stelmar Chairman; Urges Stelmar Board To Act Quickly In Its Consideration Of OMI's Merger Proposal

    STAMFORD, Conn.--(BUSINESS WIRE)--June 2, 2004--

    OMI And Stelmar Founder And Family To File Amended 13Ds; Provide Additional Details On Offer Background

    OMI Corporation (NYSE:OMM), a leading international provider of seaborne transportation services for crude oil and petroleum products, today is filing an amended Schedule 13D with the U.S. Securities and Exchange Commission. In its filing, the Company discloses a letter sent on June 2, 2004 from OMI Chairman and CEO Craig H. Stevenson, Jr. to the Chairman of Stelmar Shipping Ltd (NYSE: SJH), Nicholas Hartley.

    The full text of the letter is as follows:

    June 2, 2004

    Nicholas Hartley
    Chairman of the Board of Directors
    Stelmar Tankers (UK) Ltd.
    76 Watling Street
    London EC4M 9BJ
    England, United Kingdom

    Mr. Hartley:

    I was pleased to learn last Friday that Stelmar had retained Morgan Stanley and Jefferies to assist the Stelmar Board in its evaluation of our offer. Although I believe this demonstrates that the Stelmar Board is considering our offer, I remain concerned by the deliberately slow pace at which the Stelmar Board has been proceeding and by the complete lack of direct communication from you since our meeting on May 18th. Simply put, the actions taken by the Stelmar Board in response to our offer leave me with doubts about whether the Stelmar Board is committed to acting in the best interests of all Stelmar shareholders.
    It was in that regard that I viewed with great disappointment yesterday's disclosure of amendments made to Stelmar's by-laws. These by-law amendments, approved by the Board of Stelmar, entirely eliminate the rights of Stelmar shareholders to call a special meeting and to act by written consent -- rights they previously held. Moreover, other amendments made to the by-laws impose technical hurdles that Stelmar shareholders must now contend with in order to take part in the corporate governance of Stelmar, including certain amendments that make it more difficult for a Stelmar shareholder to remove a director and to submit a proposal at an annual meeting. I would have thought Stelmar and its Board would have commenced substantive discussions about our offer by now rather than take dilatory steps in an effort to thwart our offer, disenfranchise shareholders and frustrate the apparent will of the Stelmar shareholders.
    Additionally, there appears to be some confusion in the marketplace with respect to the background of our offer and OMI's intentions. Therefore, today, OMI is making an amended 13D filing in an effort to further stress the importance of timing and to help clear up market confusion. We understand that amended 13D filings also are being made by Stelshi Holding Ltd., Stelchi Holding Ltd. and Stelphi Holdings Ltd. This letter is being filed as an exhibit to OMI's 13D amendment.
    I understand it takes time to get organized in a situation like this, but I am surprised and concerned about the lack of any response to our offer made more than two weeks ago. It is my understanding that many Stelmar shareholders have a similar view. We publicly disclosed our offer on Monday, May 17, 2004. As you requested during our brief meeting in London on May 18th, we put our offer in writing and delivered to you an offer letter on Thursday, May 20th. From May 19th through May 25th, we made numerous attempts to discuss our offer with you by telephone. Not one of our phone calls has been returned.
    The passage of too much time will not serve the best interests of Stelmar shareholders. When we announced our offer on May 17th, the exchange ratio represented a 35% premium to Stelmar's closing price the day prior to the announcement of our offer. Our offer further provides Stelmar shareholders with an opportunity to participate in the upside potential of the combined company, which will be one of the leading tanker companies in the world. However, you and your shareholders should recognize that time is of the essence. We believe the support of the Haji-Ioannou family is necessary to consummate a transaction and we have their support only until July 15th, unless we reach an agreed-upon transaction with Stelmar. Although I remain hopeful that we can begin substantive discussions about our offer in the very near term, the actions of Stelmar and its Board to date, especially the approval of the recent by-law amendments, leave me unconvinced.
    In an effort to stress the importance of timing and to facilitate the acceptance of our offer, we are amending our initial offer to provide that our offer will expire on Wednesday, June 9, 2004, unless prior to such date we have commenced substantive discussions with Stelmar about our offer. June 9th will be more than 3 weeks since we made our offer known publicly, but still provides sufficient time for your advisors to evaluate our offer and to commence mutual due diligence and the negotiation of a definitive agreement. It also provides OMI with flexibility necessary to pursue other options to facilitate the acceptance of our offer in the event we do not commence substantive discussions by such date. In the event we determine that pursuing such other options is appropriate, I cannot provide you with any assurance that the terms of our current offer will remain unchanged given the additional cost associated with pursuing those options, the additional time required, and the more limited due diligence that likely would be available if we proceeded down a more unilateral path. Alternatively, OMI may determine that pursuing another option is imprudent and may abandon our proposal completely in the event we are unable to commence substantive discussions about our offer. This remains an option for OMI at any time.
    I have stated several times since May 17th that we are interested in an agreed-upon, friendly transaction with Stelmar. This was our intention from the beginning and remains our intention today. I believe this will deliver the best transaction to our respective shareholders. In our amended 13D filing today we make it clear that to increase the chances of consummating a successful transaction with Stelmar it was necessary to have support from the Haji-Ioannou family. To get that support, we believe we had little choice but to enter into the standstill and support agreements with them. We entered into the agreements to facilitate the acceptance of our offer, not to put us at odds with Stelmar and its Board of Directors. As the amended 13D filings demonstrate, Stelios Haji-Ioannou had discussions with investment bankers and considered a Stelmar business combination with other industry participants contemporaneously with the commencement of discussions with OMI, and furthermore, Stelios Haji-Ioannou and I separately notified you of our agreements with the Haji-Ioannou family before we concluded the agreements. To be clear, in our agreements, OMI committed to make the offer to Stelmar, and there are clear incentives for OMI and the Haji-Ioannou family to reach an agreed-upon, friendly transaction with Stelmar.
    We arrived at the key terms of our offer after extensive negotiations with Stelios Haji-Ioannou and his advisors. The negotiated offer we have made is compelling and is the product of intensive negotiations with the founder of Stelmar and members of the family accounting for the largest shareholding in Stelmar. The offer reflects a large premium to the closing price of Stelmar prior to the existence of the offer, and Stelmar's shareholders will be entitled to receive a larger percentage of the combined company shares than is warranted by the 2003 and estimated 2004 contribution of Stelmar's earnings or cash flow. Stelmar shareholders will benefit from having an ownership interest in one of the leading tanker companies in the world, with capital market benefits stemming from a large public float and the related significant liquidity of the shares. We are therefore not surprised that the public shareholders of Stelmar appear to be overwhelmingly supportive of OMI's proposed transaction. In light of this background, which is more fully described in our amended 13D filing, we urge you not to view our offer as merely a starting point for further negotiations.
    I understand many of the issues facing your Board. In an effort to address some of those issues we will provide to Stelmar's Board a superior proposal termination right in the event Stelmar receives a proposal that is financially more attractive than OMI's offer after entering into a definitive agreement with OMI. We are prepared to provide this right for the Stelmar Board because we have a high degree of confidence that the Stelmar shareholders will agree that our offer is compelling. I would hope and expect that this would be viewed as providing a significant measure of flexibility for the Stelmar Board as it discharges its duty to shareholders. This should make it easier for the Stelmar Board to enter into an agreement with OMI sooner and let the shareholders of Stelmar decide whether the OMI offer is acceptable.
    The other terms of our offer remain as initially outlined in our May 20 offer letter.
    Again, all of our efforts to date have been with a view toward reaching an agreed-upon, friendly transaction with Stelmar, and I continue to hope we can work together toward that end. I believe that your shareholders and ours would be well served by us now moving beyond the focus on the form of our offer and into a discussion of the substance of our offer.
    I look forward to hearing from you soon.

    Sincerely,
    Craig H. Stevenson, Jr.

    Additional Information

    OMI has proposed a stock-for-stock merger in which Stelmar shareholders would receive approximately 3.1 shares of OMI for each share of Stelmar. This exchange ratio would result in the shareholders of Stelmar owning 40.5% of the combined company. Alternatively, OMI would be prepared to provide up to 25% of the proposed stock consideration in cash.
    The proposed transaction would create one of the world's largest publicly traded tanker companies with one of the largest and youngest fleets in the industry. Including vessels on order, the combined company would have 84 vessels (greater than 90% double hulled) aggregating approximately 5.5 million dead weight tons. The average age of the combined company's fleet would be less than 7 years. The combination would also bring increased operational flexibility and a broader customer base. Importantly, shareholders of the combined company would benefit from a larger public share float, which would increase stock liquidity.
    OMI understands that similar amended 13D filings are also being made by Stelshi Holding Ltd., Stelchi Holding Ltd. and Stelphi Holdings Ltd.

    About OMI Corporation

    OMI Corporation is a leading international provider of seaborne transportation services for crude oil and petroleum products. Headquartered in Stamford, Connecticut, OMI has a fleet of 37 vessels, with an average age of approximately 6.3 years, aggregating approximately 3.0 million dwt and has six vessels on order at shipyards aggregating approximately 232,000 dwt. The Company is engaged in two aspects of vessel operation -- technical operation and commercial operation. OMI is the commercial operator of all its wholly owned vessels and a subsidiary, OMI Marine Services, LLC, is the technical operator. The Company has earned a reputation for safety and excellence in providing transportation services to independent and state-owned oil companies, major oil traders, government agencies and various other entities.

    About Stelmar Shipping Ltd.

    As described in the company's most recent SEC filings, Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. With the delivery of five vessels expected by July 2004, and assuming no disposals, the Company's fleet of 36 tankers will expand to 41. The fleet will include two leased Aframax, and nine leased Handymax vessels. Following the delivery of all the newbuildings, the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

    There can be no assurance that an agreement will be reached between the companies. It is currently anticipated that the consummation of any agreement would be subject to satisfaction of any regulatory or other conditions as well as any approval of shareholders of the companies that may be required.

    This release is not intended to constitute an offer to purchase any Stelmar securities nor an offer to sell any OMI securities that might be issued in a potential transaction involving OMI and Stelmar.

    Depending on future developments, OMI may file with the Securities and Exchange Commission a prospectus/proxy statement or other documents concerning a transaction which investors and securities holders should read if and when they become available. Such documents would contain important information about any transaction. Any such documents, when and if they become available, could be obtained free-of-charge from the SEC's web site at www.sec.gov. or from OMI, One Station Place, Stamford CT 06902, Attention: Corporate Secretary.

    FORWARD-LOOKING INFORMATION

    This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provided for under these sections. Forward-looking statements may include the words "would", "believes," "anticipates" or similar expressions. Where OMI expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. Such risks include, but are not limited to, the ability to consummate a transaction with Stelmar and integration of the combined businesses. All subsequent written and oral forward-looking statements attributable to persons acting on OMI's behalf are expressly qualified in their entirety by the cautionary statements. OMI disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

    CONTACT: Citigate Sard Verbinnen
             Jim Barron/Kim Levy
             212-687-8080
             jbarron@sardverb.com